Exhibit 21
Parent and Subsidiaries
UST Inc. is an independent corporation without a parent. It had the following significant subsidiaries as of December 31, 2006:

		Percentage of
		Ownership by
		UST Inc. or its
	Jurisdiction of	Wholly
	Incorporation	Owned
	or Registration	Subsidiaries

Name of Subsidiary or Affiliate

International Wine & Spirits Ltd.	Delaware	100%

Ste. Michelle Wine Estates Ltd.	Washington	100%

U.S. Smokeless Tobacco Company	Delaware	100%

U.S. Smokeless Tobacco Manufacturing Company	Delaware	100%

U.S. Smokeless Tobacco Brands Inc.	Delaware	100%
Certain subsidiaries have been omitted since, if considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

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